As filed with the Securities and Exchange Commission on June 13, 2007
                                                          Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         Spreadtrum Communications, Inc.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                               The Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                        --------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6694
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                        National Corporate Research, Ltd.
                          225 W. 34th Street, Suite 910
                            New York, New York 10122
                                 (212) 947-7200
   (Address, including zip code, and telephone number, including area code, of agent for service)

                        --------------------------------

                                   Copies to:

          Carmen Chang, Esq.                       Herman H. Raspe, Esq.
          John A. Fore, Esq.                Patterson, Belknap, Webb & Tyler LLP
       Michelle W. Edwards, Esq.                1133 Avenue of the Americas
   Wilson Sonsini Goodrich & Rosati               New York, New York 10036
       Professional Corporation
         650 Page Mill Road
         Palo Alto, CA 94304

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing three (3) ordinary
shares, par value US$0.0001 per
share, of Spreadtrum Communications,
Inc.                                       100,000,000              $5.00            $5,000,000               $153.50
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                -----------------------------
1.   Name of Depositary and address of its principal executive         Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities            Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by        Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited          Reverse of Receipt  - Paragraphs (16)
              securities                                               and (17).

       (iii)  The collection and distribution of dividends             Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy           Face of Receipt  - Paragraph (13);
              soliciting material                                      Reverse of Receipt - Paragraphs (16) and (17).

       (v)    The sale or exercise of rights                           Reverse of Receipt - Paragraphs (14)
                                                                       and (16).

       (vi)   The deposit or sale of securities resulting from         Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization             Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit       Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                                provision for extensions).

       (viii) Rights of holders of Receipts to inspect the             Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                -----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw       Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                                (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary          Face of Receipt - Paragraph (7);
                                                                       Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or       Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 1.           AVAILABLE INFORMATION                                Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Deposit Agreement, by and among Spreadtrum Communications, Inc., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Form of Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Spreadtrum Communications, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of June, 2007.

                                    Legal entity to be created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing three (3) ordinary shares, par value US$0.0001 per share, of Spreadtrum Communications, Inc.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Paul Martin
                                        ----------------------------------------
                                        Name: Paul Martin
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Spreadtrum Communications, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People's Republic of China on June 13, 2007.

                               SPREADTRUM COMMUNICATIONS, INC.


                               By: /s/ Ping Wu
                                   ---------------------------------------------
                                   Name: Ping Wu
                                   Title: President, Chief Executive Officer and Chairman of the Board of Directors

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ping Wu and Richard Wei to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 13, 2007.

---------------------------------------------------------------------------------------------------------------------
Signatures                                                     Title
---------------------------------------------------------------------------------------------------------------------


/s/ Ping Wu
--------------------------------------------                   President, Chief Executive Officer and Chairman of the
Ping Wu                                                        Board of Directors
(Principal Executive Officer)

---------------------------------------------------------------------------------------------------------------------


/s/ Richard Wei                                                Chief Financial Officer
--------------------------------------------
Richard Wei
(Principal Financial and Accounting Officer)

---------------------------------------------------------------------------------------------------------------------


/s/ Datong Chen
--------------------------------------------                   Director
Datong Chen

---------------------------------------------------------------------------------------------------------------------


/s/ Hao Chen
--------------------------------------------                   Director
Hao Chen
---------------------------------------------------------------------------------------------------------------------


/s/ Feng Deng
--------------------------------------------                   Director
Feng Deng

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Signatures                                                     Title
---------------------------------------------------------------------------------------------------------------------


/s/ Jong Hyun Kah
--------------------------------------------                   Director
Jong Hyun Kah

---------------------------------------------------------------------------------------------------------------------


/s/ Yungang (Ken) Lu
--------------------------------------------                   Director
Yungang (Ken) Lu

---------------------------------------------------------------------------------------------------------------------


/s/ Scott Sandell
--------------------------------------------                   Director
Scott Sandell

---------------------------------------------------------------------------------------------------------------------


/s/ Carol Yu
--------------------------------------------                   Director
Carol Yu

---------------------------------------------------------------------------------------------------------------------

            SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Spreadtrum
Communications, Inc., has signed this Registration Statement on Form F-6 or amendment thereto in Sunnyvale, California, on June 13, 2007.

                                    SPREADTRUM COMMUNICATIONS CORP.


                                    By: /s/ Ping Wu
                                        ----------------------------------------
                                    Name: Ping Wu
                                    Title: President and Chief Executive Officer

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)                 Form of Deposit Agreement

(d)                 Opinion of counsel to the Depositary